Evan Kadow

Experience

Prolific Brewing Company – Chief Brewing Officer   September 2020 – Current

- Head all brewing operations(recipe development, process definition, quality control and assurance)
- Orchestrate and fulfill R&D strategy and tasks
- Fulfill day to day business and operation tasks such as planning, strategy and future growth

Karma Automotive, LLC. – Manager, Operations   April 2022 – Current

- Manage all production departments, Managers and Supervisors
- Work with Sales and Finance teams to determine and implement production forecast
- Develop company production plan

Karma Automotive, LLC. – Manager, General Assembly   September 2020 – April 2022

- Manage assembly line operators, leads and supervisors
- Maintain and manage yearly budget for production and manufacturing departments
- Develop production schedule with cross-functional teams to support Sales & Marketing needs
- Generate and present daily, weekly and monthly production reports for C-Suite level

Karma Automotive, LLC. – Lead, Advanced Manufacturing Engineering   May 2019 – September 2020

- Supervise and develop manufacturing engineering team
- Manage projects and timelines for engineering sector
- Maintain and manage budget for manufacturing projects

Karma Automotive, LLC. – Manufacturing Supervisor, General Assembly   February 2018 – May 2019

- Develop positional rotation to support continuous improvement and operator development
- Improve weekly production output by 130% per week while reducing overtime
- Implement process improvements to lower Final Product Audit Quality scores by 70%
- Communication – Effectively communicate performance in all aspects of the business including, but not limited to Policy, Safety, Quality, Delivery Productivity during pre-shift meetings and team meetings
- Diagnose production needs and solve problems quickly and efficiently

Karma Automotive, LLC. – Advanced Manufacturing Engineer   August 2016 – February 2018

- Developed and engineered Visual Standardized Operating Instructions
- Improved assembly layout to improve cycle time and increase labor efficiency
- Engineered tooling and manufacturing equipment to lower overhead costs and improve ergonomics
- Implemented programs within SAP systems to increase process repeatability and product traceability

CAARS Inc. – Service Manager/Shop Foreman/Technician   2006-2016

- 10 years of experience providing customer support in a busy automotive facility.
- Provide customer service while resolving complex issues and maintain customer loyalty.
- Strategic-relationship/partnership-building skills – listen attentively, solve problems creatively, and use tact and diplomacy to find common ground and achieve win-win outcomes.

Education

Allied American University/Trident University International - Bachelor's degree, Computer Science   2014-2019

DeVry University - Associate's degree, Web/ Graphic Design   2010-2013

San Clemente High School – High School Diploma   **2003-2007**

SCHS Automotive Academy 2004-2007 - Troubleshooting team member, 2007

Evan Kadow

Skills

Project Management	Data Structures	Problem Solving
Standardized Work	Microsoft Office	Resource Management
Lean Manufacturing	IT Administration	Leadership
ISO Standards	Business Strategy and Planning	Critical thinking/decision making
Process Engineering	SAP	Ability to initiate/manage cross-functional teams and multi-disciplinary projects
Tool/Equipment Development	Software Engineering	
Business Management	Computer Programming	

<u>Referrals Available Upon Request</u>